UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2010

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statements of Earnings
Interim Unaudited Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Interim Unaudited Consolidated Statements of Retained Earnings and Contributed Surplus
Interim Unaudited Consolidated Statements of Cash Flows
Notes to Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On January 12, 2010, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2009.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2010 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2010 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 13, 2010

EXFO Reports Strong Financial Results for First Quarter of Fiscal 2010

▪	Sales amount to US$45.6 million, up 24.8% from previous quarter
▪	Bookings increase 28.2% from previous quarter, book-to-bill ratio reaches 1.14
▪	Gross margin improves to 63.9%, highest level in almost nine years
▪	EBITDA margin attains 9.6% despite foreign exchange loss of US$1.1 million

QUEBEC CITY, CANADA, January 12, 2010—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) reported today strong financial results for the first quarter ended November 30, 2009.

Sales reached US$45.6 million in the first quarter of fiscal 2010, down 1.7% from US$46.4 million in the first quarter of 2009 but up 24.8% from US$36.5 million in the fourth quarter of 2009. Net bookings were US$52.2 million for a book-to-bill ratio of 1.14 in the first quarter of fiscal 2010, compared to a record level of US$52.3 million in the same period last year, but increased 28.2% from US$40.7 million in the fourth quarter of 2009.

Gross margin improved to 63.9% of sales in the first quarter of fiscal 2010, its highest level since the second quarter of 2001, from 62.3% in the first quarter of 2009 and 60.0% in the fourth quarter of 2009.

GAAP net earnings in the first quarter of fiscal 2010 were US$0.3 million, or US$0.01 per diluted share, compared to GAAP net earnings of US$5.3 million, or US$0.08 per diluted share, in the same period last year and a GAAP net loss of US$1.2 million, or US$0.02 per share, in the fourth quarter of fiscal 2009. It should be noted that EXFO recorded a pre-tax, foreign exchange loss of US$1.1 million in the first quarter of fiscal 2010 compared to a gain of US$4.6 million in the first quarter of 2009 and a gain of US$1.2 million in the fourth quarter of 2009. GAAP net earnings in the first quarter of 2010 included US$1.5 million in amortization of intangible assets and US$0.4 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.5 million.

“I’m extremely pleased with our strong sales, bookings and gross margin performance in the first quarter of fiscal 2010,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “Given that almost all our product lines and geographic regions met or exceeded expectations, I believe that we’ve successfully navigated through the economic recession while continuing to strengthen our market position to greatly benefit from IP fixed-mobile network convergence and broadband deployments — key trends driving our business. I’m especially encouraged that a string of major contract wins bolstered our backlog entering our second quarter, which is typically the most challenging due to seasonality. The Canadian/US exchange rate turned into a headwind in the first quarter, but I’m confident our EBITDA will continue to improve in the long run as the twofold impact of increased sales volume and a strong gross margin trickles down to the bottom line.”

Unaudited Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q1 2010	Q1 2009	Q4 2009
Sales:
Telecom Division	$40,292	$41,159	$31,509
Life Sciences and Industrial Division	5,268	5,204	4,998
Total	$45,560	$46,363	$36,507

Earnings (loss) from operations:
Telecom Division	$2,041	$1,355	$(3,238)
Life Sciences and Industrial Division	687	738	2,020
Total	$2,728	$2,093	$(1,218)

Other selected information:
GAAP net earnings (loss)	$334	$5,287	$(1,181)

Selected items included in GAAP net earnings (loss):
Recognition of previously unrecognized R&D tax credits	$–	$–	$(1,902)
Amortization of intangible assets	$1,469	$1,319	$1,147
Restructuring charges	$–	$–	$1,171
Stock-based compensation costs	$418	$322	$379
Net recovery of income tax	$–	$–	$(943)
Net income tax effect of the above selected items	$(471)	$(221)	$93

Operating Expenses
Selling and administrative expenses amounted to US$15.4 million, or 33.7% of sales, in the first quarter of fiscal 2010 compared to US$17.1 million, or 36.9% of sales, in the same period last year and US$14.2 million, or 38.9% of sales, in the fourth quarter of 2009.

Gross research and development expenses totaled US$9.8 million, or 21.5% of sales, in the first quarter of fiscal 2010 compared to US$8.6 million, or 18.6% of sales, in the first quarter of 2009 and US$9.0 million, or 24.7% of sales, in the fourth quarter of 2009.

Net R&D expenses totaled US$8.3 million, or 18.2% of sales, in the first quarter of fiscal 2010 compared to US$7.2 million, or 15.6% of sales, in the same period last year and US$5.4 million, or 14.7% of sales, in the fourth quarter of 2009.

First-Quarter Highlights
IP Fixed-Mobile Network Convergence and Broadband Deployments — EXFO announced several new product introductions and contract wins related to its key growth drivers: IP fixed-mobile network convergence and broadband deployments. Major  product launches related to these market trends included a complete wireless backhaul testing and service assurance offering, a new end-to-end IP video service assurance solution, an optical modulation analyzer for characterizing signals up to 100G, and expanded optical transport network (OTN) test capabilities on the Transport Blazer for characterizing 40G and 10G networks. Following the quarter-end, EXFO announced that its AXS-200/635 Triple-Play Test Set had been approved by four tier-1 network operators to support their respective deployments of next-generation VDSL2 services and applications. The combined deals could reach US$15 million over the next several years. The company previously reported that its VoIP service assurance solution had been selected by a large broadband wireless operator in a million-dollar deal. Overall, EXFO launched eight new products in the first quarter of fiscal 2010 and 41.0% of sales were derived from products on the market two years or less.

Profitable Growth Path — EXFO reported a gross margin of 63.9% in the first quarter of 2010, its highest level since the second quarter of 2001, on sales volume of US$45.6 million. Quarterly bookings reached US$52.2 million for a book-to-bill ratio of 1.14. EBITDA amounted to US$4.4 million or 9.6% of sales. EBITDA included a foreign exchange loss of US$1.1 million (2.4% of sales).

Business Outlook
EXFO forecasted sales between US$50 million and US$55 million and GAAP net earnings between US$0.03 and US$0.07 per diluted share for the second quarter of 2010. GAAP net earnings include US$0.02 per diluted share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remainder of the quarter, as well as current exchange rates.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the first quarter of fiscal 2010. To listen to the conference call and participate in the question period via telephone, dial 1-416-981-9077. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on January 19, 2010. The replay number is 1-402-977-9141 and the reservation number is 21448595. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network operators and equipment manufacturers in the global telecommunications industry. The Telecom Division, which accounts for almost 90% of the company’s revenues, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including the effect of the worldwide recession and the length of the recovery on the telecom market for our customers and suppliers; fluctuating exchange rates and our ability to execute in these uncertain conditions; consolidation in the global telecommunications test, measurement and service assurance industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-GAAP Financial Measure
EXFO provides a non-GAAP financial measure (EBITDA*) as supplemental information regarding its operational performance. EXFO uses EBITDA for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to its competitors. This measure also helps EXFO’s management to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings, in thousands of US dollars:

	Three months ended November 30,
	2009	2008

GAAP net earnings for the period	$334	$5,287

Add (deduct):

Amortization of property, plant and equipment	1,291	1,159
Amortization of intangible assets	1,469	1,319
Interest (income) expense	42	(466)
Income taxes	1,243	1,840

EBITDA** for the period	$4,379	$9,139

EDITDA** in percentage of sales	9.6%	19.7%

*	EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment and amortization of intangible assets.

**
EBITDA in the first quarter of fiscal 2009 included a foreign exchange gain of US$4.6 million, or 9.9% of sales, compared to a foreign exchange loss of US$1.1 million, or 2.4% of sales, in the first quarter of fiscal 2010.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at November 30, 2009	As at August 31, 2009

	(unaudited)
Assets

Current assets
Cash	$9,102	$10,611
Short-term investments	58,914	59,105
Accounts receivable (note 4)
Trade	28,107	22,946
Other	3,080	2,752
Income taxes and tax credits recoverable	2,961	2,353
Inventories (note 5)	34,370	30,863
Prepaid expenses	2,734	2,043
Future income taxes	6,257	5,538

	145,525	136,211

Tax credits recoverable	28,753	26,762

Forward exchange contracts (note 4)	592	428

Property, plant and equipment	19,274	19,100

Intangible assets	16,336	16,859

Goodwill	23,313	22,478

Future income taxes	16,728	18,533

	$250,521	$240,371
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)	$22,545	$21,650
Deferred revenue	6,391	6,481

	28,936	28,131

Deferred revenue	4,138	4,195

	33,074	32,326

Contingencies (note 7)

Shareholders’ equity

Share capital (note 8)	104,915	104,846
Contributed surplus	18,088	17,758
Retained earnings	44,243	43,909
Accumulated other comprehensive income	50,201	41,532

	217,447	208,045

	$250,521	$240,371

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,

	2009	2008

Sales	$45,560	$46,363

Cost of sales (1,2) (note 5)	16,438	17,480

Gross margin	29,122	28,883

Operating expenses
Selling and administrative(1)	15,361	17,091
Net research and development(1) (note 9)	8,273	7,221
Amortization of property, plant and equipment	1,291	1,159
Amortization of intangible assets	1,469	1,319

Total operating expenses	26,394	26,790

Earnings from operations	2,728	2,093

Interest income (expense)	(42)	466
Foreign exchange gain (loss)	(1,109)	4,568

Earnings before income taxes	1,577	7,127

Income taxes (note 10)
Current	87	(61)
Future	1,156	1,901

	1,243	1,840

Net earnings for the period	$334	$5,287

Basic and diluted net earnings per share	$0.01	$0.08

Basic weighted average number of shares outstanding (000’s)	59,386	67,340

Diluted weighted average number of shares outstanding (000’s) (note 11)	60,122	67,717

(1) Stock-based compensation costs included in:
Cost of sales	$41	$29
Selling and administrative	268	201
Net research and development	109	92

	$418	$322

(2)	The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended November 30,

	2009	2008

Net earnings for the period	$334	$5,287
Foreign currency translation adjustment	7,813	(36,933)
Changes in unrealized losses on short-term investments	−	22
Unrealized gains (losses) on forward exchange contracts	1,164	(6,929)
Reclassification of realized gains (losses) on forward exchange contracts in net earnings	77	(137)
Future income tax effect of the above items	(385)	2,190

Comprehensive income (loss)	$9,003	$(36,500)

Accumulated other comprehensive income
	Three months ended November 30,

	2009	2008

Foreign currency translation adjustment
Cumulative effect of prior periods	$40,458	$51,129
Current period	7,813	(36,933)

	48,271	14,196

Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior periods	1,076	(96)
Current period, net of realized gains (losses) and future income taxes	856	(4,876)

	1,932	(4,972)
Unrealized losses on short-term investments
Cumulative effect of prior periods	(2)	(24)
Current period, net of future income taxes	−	22

	(2)	(2)

Accumulated other comprehensive income	$50,201	$9,222

Total retained earnings and accumulated other comprehensive income amounted to $75,003 and $94,444 as at November 30, 2008 and 2009, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Three months ended November 30,

	2009	2008

Balance – Beginning of the period	$43,909	$60,494

Add
Net earnings for the period	334	5,287

Balance – End of the period	$44,243	$65,781

Contributed surplus
	Three months ended November 30,

	2009	2008

Balance – Beginning of the period	$17,758	$5,226

Add (deduct)
Stock-based compensation costs	413	321
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 8)	(86)	–
Discount on redemption of share capital (note 8)	3	374

Balance – End of the period	$18,088	$5,921

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,

	2009	2008

Cash flows from operating activities
Net earnings for the period	$334	$5,287
Add (deduct) items not affecting cash
Change in discount on short-term investments	2	456
Stock-based compensation costs	418	322
Amortization	2,760	2,478
Deferred revenue	(542)	353
Future income taxes	1,156	1,901
Change in unrealized foreign exchange loss (gain)	770	(3,456)

	4,898	7,341
Change in non-cash operating items
Accounts receivable	(4,102)	(7,325)
Income taxes and tax credits	(1,505)	(696)
Inventories	(2,351)	(367)
Prepaid expenses	(605)	(542)
Accounts payable and accrued liabilities	1,030	(1,087)

	(2,635)	(2,676)
Cash flows from investing activities
Additions to short-term investments	(78,954)	(122,100)
Proceeds from disposal and maturity of short-term investments	81,336	126,605
Additions to capital assets (1)	(1,345)	(1,514)

	1,037	2,991
Cash flows from financing activities
Redemption of share capital (note 8)	(14)	(447)
Exercise of stock options	−	26

	(14)	(421)

Effect of foreign exchange rate changes on cash	103	(367)

Change in cash	(1,509)	(473)

Cash – Beginning of the period	10,611	5,914

Cash – End of the period	$9,102	$5,441

(1)      As at November 30, 2008 and 2009, unpaid purchases of capital assets amounted to $312 and $147, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Interim Financial Information

The financial information as at November 30, 2009, and for the three-month periods ended November 30, 2008 and 2009, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for changes as described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2  New Accounting Standards and Pronouncements

Adopted in fiscal 2010

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company adopted this new standard on September 1, 2009, and its adoption had no material effect on its consolidated financial statements.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. The company adopted amendments on September 1, 2009, and their adopting had no significant impact on its consolidated financial statements.

To be adopted after fiscal 2010

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after September 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact that adopting this standard will have on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should the company decide to adopt one of these three new sections earlier, it must adopt all three on the same date.

3  Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. Accumulated other comprehensive income’s main components are the cumulative foreign currency translation adjustment, which is the result of the translation of the company’s consolidated financial statements into US dollars (the reporting currency), as well as after-tax unrealized gains (losses) on forward exchange contracts.

The capital of the company amounted to $166,513,000 and $167,246,000 as at August 31, 2009 and November 30, 2009, respectively.

Of the capital, as at November 30, 2009, an amount of $68,016,000 represented cash and short-term investments ($69,716,000 as at August 31, 2009), a portion of which can be considered in excess of the company’s current and expected needs (except for potential acquisitions of businesses). The company can repurchase shares from the open market via a normal course issuer bid through the facilities of the Toronto Stock Exchange and the NASDAQ (note 8).

4  Financial Instruments

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada and China, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2009, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates
	(unaudited)
December 2009 to August 2010	$24,000	1.1005
September 2010 to August 2011	21,500	1.1047
September 2011	1,000	1.1278
Total	$46,500	1.1030

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $530,000 as at August 31, 2009 and $2,024,000 as at November 30, 2009.

Based on the portfolio of forward exchange contracts as at November 30, 2009, the company estimates that the portion of the unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $1,270,000.

As at November 30, 2009, forward exchange contracts, in the amount of $1,312,000, are presented as current assets in other receivable in the balance sheet, forward exchange contracts, in the amount of $592,000, are presented as long-term assets in forward exchange contracts in the balance sheet, and forward exchange contracts, in the amount of $42,000, are presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 6).

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at November 30, 2009:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

	(unaudited)
Financial Assets
Cash	$5,570	€577
Accounts receivable	20,803	2,980
	26,373	3,557
Financial Liabilities
Accounts payable and accrued liabilities	7,956	329
Forward exchange contracts	5,900	−
	13,856	329
Net exposure	$12,517	€3,228

The value of the Canadian dollar compared to the US dollar was CA$1.0574 = US$1.00 as at November 30, 2009.

The value of the Canadian dollar compared to the euro was CA$1.5853 = €1.00 as at November 30, 2009.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to US dollar and euro) on financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at November 30, 2009:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,203,000, or $0.02 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $490,000, or $0.01 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2,773,000.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities of its integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s operating expenses is denominated in Canadian dollars, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company is exposed to interest rate risks through its short-term investments. As at November 30, 2009, the company’s short-term investments, in the amount of $58,914,000, bear interest at rates ranging between 0.2% and 0.6% and mature between December 2009 and January 2010.

A change of 0.5% in the interest rate of the company’s short-term investments would increase (decrease) net earnings by $51,000, or $0.00 per diluted share on a quarterly basis.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at November 30, 2009, the company’s short-term investments consist of debt instruments issued by 9 (11 as at August 31, 2009) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk, and none of them represent asset-backed commercial paper. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1,220,000 and $1,202,000 as at August 31, 2009 and November 30, 2009, respectively and bad debt expense (recovery) amounted to $40,000 and $(17,000) for the three months ended November 30, 2008 and 2009, respectively.

For the three months ended November 30, 2009, no customer represented more than 10% of consolidated sales.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable as at November 30, 2009:

(unaudited)
Current	$23,293
Past due, 0 to 30 days	3,214
Past due, 31 to 60 days	673
Past due, more than 60 days	2,129
Total accounts receivable	29,309
Allowance for doubtful accounts	(1,202)
$28,107

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s financial liabilities as at November 30, 2009:

	0-12 months	13-24 months

	(unaudited)
Accounts payable and accrued liabilities	$22,503	$–
Forward exchange contracts
Outflow	30,100	16,400
Inflow	(31,314)	(17,192)
Total	$21,289	$(792)

In addition, the company has a share repurchase program that may require additional cash outflows during fiscal 2010 and 2011 (note 8). Also, the company has an outstanding contingent consideration payable upon the acquisition of assets, which is not fully recorded in the financial statements and may require additional cash outflows in upcoming quarters.

As at November 30, 2009, the company had $68,016,000 in cash and short-term investments and $31,187,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,612,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $15,823,000 for foreign currency exposure related to its forward exchange contracts.

5  Inventories

	As at November 30, 2009	As at August 31, 2009

	(unaudited)

Raw materials	$15,783	$14,497
Work in progress	2,414	1,955
Finished goods	16,173	14,411

	$34,370	$30,863

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.

Inventory write-down amounted to $917,000 and $603,000 for the three months ended November 30, 2008 and 2009, respectively.

6  Accounts Payable and Accrued Liabilities

	As at November 30, 2009	As at August 31, 2009

	(unaudited)

Trade	$11,057	$9,063
Salaries and social benefits	8,535	8,863
Warranty	703	699
Commissions	650	647
Restructuring charges	−	24
Forward exchange contracts (note 4)	42	704
Other	1,558	1,650

	$22,545	$21,650

Changes in the warranty provision are as follows:

	Three months ended November 30,

	2009	2008

	(unaudited)

Balance – Beginning of period	$699	$974
Provision	139	142
Settlements	(135)	(420)

Balance – End of period	$703	$696

7  Contingencies

Class action

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009.  The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain.  However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the three-month period ended November 30, 2009 to be immaterial.

Contingent consideration

Following the purchase of assets in fiscal 2009, the company has a contingent cash consideration of up to $1,000,000, payable based upon the achievement of a certain booking volume in the 24 months following the purchase.

8  Share Capital

On November 6, 2009, the company announced that its Board of Directors had authorized the second renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,256,431 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2009, and will end on November 9, 2010, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

The following tables summarize changes in share capital for the three months ended November 30, 2008 and 2009.

	Three months ended November 30, 2008
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2008	36,643,000	$1	30,783,705	$142,785	$142,786
Exercise of stock options	–	–	12,500	26	26
Redemption of share capital	–	–	(176,914)	(821)	(821)

Balance as at November 30, 2008	36,643,000	$1	30,619,291	$141,990	$141,991

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Three months ended November 30, 2009
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2009	36,643,000	$1	22,736,302	$104,845	$104,846
Redemption of restricted share units	−	−	13,663	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	86	86
Redemption of share capital	–	–	(3,600)	(17)	(17)

Balance as at November 30, 2009	36,643,000	$1	22,746,365	$104,914	$104,915

9  Net Research and Development Expenses

Net research and development expenses comprise the following:

	Three months ended November 30,

	2009	2008

	(unaudited)

Gross research and development expenses	$9,780	$8,612
Research and development tax credits	(1,507)	(1,391)

	$8,273	$7,221

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Income Taxes

For the three months ended November 30, 2008 and 2009, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,

	2009	2008

	(unaudited)

Income tax provision at combined Canadian federal and provincial statutory tax rate (31% in 2009 and 2008)	$489	$2,203

Increase (decrease) due to:
Foreign income taxed at different rates	(9)	(19)
Non-taxable income	(59)	(48)
Non-deductible expenses	201	172
Change in tax rates	139	−
Foreign exchange effect of translation of foreign integrated subsidiaries	207	(836)
Utilization of previously unrecognized future income tax assets	(90)	(47)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	214	191
Other	151	224

	$1,243	$1,840

The income tax provision consists of the following:

Current	$87	$(61)

Future	1,032	1,757
Valuation allowance	124	144

	1,156	1,901

	$1,243	$1,840

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended November 30,

	2009	2008

	(unaudited)

Basic weighted average number of shares outstanding (000’s)	59,386	67,340
Plus dilutive effect of:
Stock options (000’s)	140	125
Restricted share units (000’s)	430	173
Deferred share units (000’s)	166	79

Diluted weighted average number of shares outstanding (000’s)	60,122	67,717

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,297	2,045

12	Segment Information

The company is organized under two reportable segments. The Telecom Division, which represents the company’s main business activity, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

The following tables present information by segment:

	Three months ended November 30, 2009
	Telecom Division	Life Sciences and Industrial Division	Total

		(unaudited)

Sales	$40,292	$5,268	$45,560
Earnings from operations	$2,041	$687	$2,728
Unallocated items:
Interest expense			(42)
Foreign exchange loss			(1,109)

Earnings before income taxes			1,577
Income taxes			1,243

Net earnings for the period			$334

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Three months ended November 30, 2008
	Telecom Division	Life Sciences and Industrial Division	Total

		(unaudited)

Sales	$41,159	$5,204	$46,363
Earnings from operations	$1,355	$738	$2,093
Unallocated items:
Interest income			466
Foreign exchange gain			4,568

Earnings before income taxes			7,127
Income taxes			1,840

Net earnings for the period			$5,287

Total assets by reportable segment are detailed as follows:

	As at November 30, 2009	As at August 31, 2009

	(unaudited)

Telecom Division	$145,087	$135,015
Life Sciences and Industrial Division	12,529	10,267
Unallocated assets	92,905	95,089

	$250,521	$240,371

Unallocated assets are comprised of cash, short-term investments, receivable on forward exchange contracts as well as future income tax assets.

13	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (SEC) in the United States have not been provided in these interim consolidated financial statements.

Statements of earnings

For the three months ended November 30, 2008 and 2009, there were no significant differences in the net earnings under Canadian GAAP as compared to U.S. GAAP.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences in the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at November 30, 2009	As at August 31, 2009

	(unaudited)

Shareholders’ equity in accordance with Canadian GAAP	$217,447	$208,045
Goodwill	(4,022)	(3,879)
Stock appreciation rights	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP	$213,352	$204,093

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements of earnings. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $896,000 and $931,000 for the three months ended November 30, 2008 and 2009, respectively. This difference has no impact on the net earnings and the net earnings per share for the reporting periods.

Statements of cash flows

For the three months ended November 30, 2008 and 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

New accounting standards and pronouncements

Adopted in fiscal 2010

In June 2009, the Financial Accounting Standard Board (FASB) issued guidance now codified as Accounting Standards Codification (ASC) Topic 105, “Generally Accepted Accounting Principles”, which became the single source of authoritative U.S. accounting and reporting standards, along with rules and interpretative releases of the SEC which are considered sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC became non-authoritative. Topic 105 did not result in any accounting changes. The company adopted Topic 105 in the first quarter of fiscal 2010 and its adoption had no significant impact on its balance sheets or statements of earnings, but has and will continue to impact its reporting process by eliminating all references to pre-codification standards.

In December 2007, the FASB issued guidance now codified as ASC Topic 805, “Business Combinations”, and ASC Topic 810, “Consolidation”. These new standards significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. These topics are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. The company will adopt the provisions of Topic 805 and Topic 810 to any business combinations entered into, where applicable, in the future.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In March 2008, the FASB issued guidance now codified as ASC Topic 815, “Derivatives and Hedging”, which requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Topic 815, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Topic 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company adopted Topic 815 on September 1, 2009, and its adoption had no significant measurement impact on its consolidated financial statements.

In April 2008, the FASB issued guidance now codified as ASC Topic 350, “Intangibles – Goodwill and Other”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under Topic 805. Topic 350 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company adopted Topic 350 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In April 2009, the FASB issued guidance now codified as ASC Topic 825, “Financial Instruments”, which requires disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and requires those disclosures in summarized financial information at interim reporting periods. The company adopted Topic 825 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In August 2009, the FASB amended ASC Topic 820, “Fair Value Measurement”, to provide clarification as to how to measure the fair value of liabilities in circumstances when a quoted price in an active market for the identical liability is not available.  These amendments are effective for the company in the first quarter of fiscal 2010.   The company adopted these amendments on September 1, 2009, and their adoption had no significant impact on its consolidated financial statements.

Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under topic 820 are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The company’s cash, short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the hierarchy because they are valued using quoted forward foreign exchange rates at the balance sheet date.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

To be adopted after fiscal 2010

In October 2009, the FASB issued guidance now codified as ASC Topic 985 “Software”, to change the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and nonsoftware components that function together to deliver the tangible product's essential functionality are excluded from the software revenue guidance. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The company is currently evaluating the impact that this guidance may have on its consolidated financial statements.

In October 2009, the FASB amended guidance now codified as Topic 605, “Revenue Recognition, to include a consensus relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and require, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The company is currently evaluating the impact that this guidance may have on its consolidated financial statements.

14	Subsequent Events

Subsequent events have been evaluated until January 12, 2010, which is the date the interim consolidated financial statements of the company were available to be issued.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including the effect of the recent worldwide recession and the length of the recovery on the telecom market for our customers and suppliers; fluctuating exchange rates and our ability to execute in these uncertain conditions; consolidation in the global telecommunications test, measurement and service assurance industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated January 12, 2010.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamental drivers for increased bandwidth and Internet protocol (IP) fixed-mobile convergence in the global telecommunications industry remain intact, but they were constrained by an economic recession that forced network operators and network equipment manufacturers to reduce their capital and operating expenses in calendar 2009. In fact, several of these players announced significant reductions in capital expenditures and staffing levels during the course of the year. Although the economic outlook seems brighter, most industry analysts are forecasting a moderate improvement rather than an immediate snap back to previous revenue levels.

Despite this challenging macro-economic environment, the telecom market dynamics in 2009 are completely different from those during the industry downturn of 2001. First of all, there is a myriad of bandwidth-intensive applications generating strong growth in bandwidth demand, both in wireless and wireline networks. For example, monthly traffic was at the exabyte level (1 exabyte equals 1 quintillion bytes) in 2009, while in 2001 there were few applications outside of regular e-mail delivery. Secondly, the ongoing demand for bandwidth has placed a strain on access links, metro rings and long-haul routes, whereas in 2001 there was an overabundance of bandwidth capacity in optical backbone networks, which drove bandwidth prices down significantly. Finally, most network operators have healthy balance sheets today, while in 2001 many of them were financially overextended with some declaring outright bankruptcy.

According to Cisco’s Visual Networking Index, global IP traffic will nearly double every two years (compound annual growth rate of 46%) from 2007-2012, reaching just under 44 exabytes per month in 2012. Global bandwidth demand is driven by a wide range of applications including peer-to-peer file sharing, social networking, Internet gaming as well as various forms of IP video. For example, YouTube consumed more bandwidth in 2008 than traffic crossing the entire U.S. network backbone in 2000.

As telecommunication networks are being transformed to deliver IP-based voice, video and data capabilities, legacy SONET/SDH standards, which were first established in the mid-1980s and implemented until 2005, do not have the payload flexibility to seamlessly mix and transport these services. Such networks are not capable of efficiently carrying IP-based services, since they were designed for public switched telephone network (PSTN), point-to-point voice transmission only. As a result, new optical transport network (OTN) standards have been defined to carry IP applications over Ethernet and are at the very foundation of what the industry is labeling next-generation networks. Network operators are increasingly turning to such next-generation, IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services ― and even quadruple-play services ― as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of these new services reach a critical mass, network operators are relying on service assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) are optimal in the post-deployment phase.

As well, it is now clear that fiber-to-the-home (FTTH) is becoming the access network architecture of choice for network operators wishing to provide a superior user experience for a combined video, data and voice offering. This architecture allows them to meet heightened bandwidth requirements and future-proof their access networks, as residential bandwidth demands are growing from the 1 to 5 Mbit/s (megabits per second) of the past to 30 to 100 Mbit/s required for the long term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also expand in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed more quickly.

FTTH investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. It should be noted that FTTH deployment costs have largely dropped over the years as increased volume and improved test tools, like those we offer, are rendering rollouts increasingly simple and efficient. FTTH is also proving to be a low-cost alternative for multidwelling units (MDUs) as this network architecture can deliver large amounts of bandwidth at a minimal cost per apartment. We are merely at the early stages of fiber deployments in access networks, both in North America and around the world. It is also worth noting that Western Europe and even China have become increasingly committed to deploying FTTH networks, given their high-population density.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is now becoming mainstream, while a few network operators have already begun 100 Gbit/s Ethernet field trials. In the long run, these solutions will offer a more economical way to add capacity on saturated network sections, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

These market dynamics affected telecom test and service assurance suppliers in the first quarter of fiscal 2010. However, the tail end of the economic recession in the United States and Western Europe could potentially continue to delay network investments and necessarily reduce demand for our test and service assurance solutions.

COMPANY OVERVIEW

We reported sales of $45.6 million in the first quarter of fiscal 2010, only 1.7% lower compared to $46.4 million for the same period last year. We also reported net accepted orders of $52.2 million in the first quarter of fiscal 2010, almost flat compared to a record-high $52.3 million during the same period last year, for a book-to-bill ratio of 1.14. During the second half of fiscal 2009, our global sales suffered from the global economic recession and significantly decreased compared to the same period in 2008. However, during the first quarter of fiscal 2010, we benefited from improving economic and market conditions, our strong product offering as well as year-end budget flush-outs from some of our customers; this resulted in a significant increase in sales and bookings compared to the previous quarter, and only in a very slight decrease compared to the same period last year, showing a strong recovery for EXFO in the first quarter of fiscal 2010.

Looking at the bottom line, we generated GAAP net earnings of $334,000, or $0.01 per diluted share, in the first quarter of fiscal 2010, compared to $5.3 million, or $0.08 per diluted share, for the same period last year. Net earnings for the first quarter of fiscal 2010 were negatively affected by the stronger value of the Canadian dollar compared to the US dollar. In fact, during the first quarter of fiscal 2010, we reported a foreign exchange loss of $1.1 million, compared to a significant foreign exchange gain of $4.6 million for the same period last year. The period-end value of the Canadian dollar increased 17.0% year-over-year compared to the US dollar. Net earnings per diluted share in the first quarter of 2010 included charges of $0.02 for stock-based compensation costs and the after-tax amortization expense for intangible assets. Earnings from operations improved year-over-year from $2.1 million, or 4.5% of sales in the first quarter of fiscal 2009 to $2.7 million, or 6.0% of sales for the same period this year. EBITDA (earnings before interest, income taxes, depreciation and amortization) reached $4.4 million, or 9.6% of sales in the first quarter of fiscal 2010, compared to $9.1 million, or 19.7% of sales for the same period last year (see further in this document for a complete reconciliation of EBITDA to GAAP net earnings).

During the first quarter of fiscal 2010, we faced a substantial and sudden increase in the value of the Canadian dollar versus the US dollar year-over-year, which had a two-fold negative impact on our financial results. Firstly, the average value of the Canadian dollar vs. the US dollar increased 8.1% in the first quarter of fiscal 2010, compared to the same period last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected as these expenses (denominated in Canadian dollars) increased when translated in US dollars for reporting purposes. Secondly, we recorded a foreign exchange loss of $1.1 million, which represents the effect of the 3.7% increase (compared to August 31, 2009) in the period-end value of the Canadian dollar versus the US dollar on our balance sheet items. In comparison, for the same period last year, we reported a significant foreign exchange gain of $4.6 million. During that period, the average value of the Canadian dollar decreased 13.9% compared to the US dollar year-over-year, and the period-end value of the Canadian dollar decreased 14.1% compared to August 31, 2008.

On November 6, 2009, we announced that our Board of Directors had authorized the second renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.3 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2009, and will end on November 9, 2010, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

In the first quarter of fiscal 2010, we launched eight new products, including a complete mobile backhaul testing and service assurance offering, a new end-to-end IP video assurance solution, an optical modulation analyzer for characterizating of signals up to 100G, as well as expanded optical transport network (OTN) test capabilities on the Transport Blazer for characterizing 40G and 10G networks. During the quarter, we also announced that our VoIP service assurance solution was selected by a large broadband wireless provider in a million-dollar deal. Following the quarter-end, we reported that our AXS-200/635 Triple-Play Test Set had been approved by four tier-1 network operators to support their deployment of next-generation VDSL2 services and applications. The combined deals among the three operators are expected to reach 15 millions $ in the next several years. Altogether, we derived 41.0% of sales in the first quarter from products that have been on the market two years or less.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2010, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that were adopted in fiscal 2010 and those to be adopted after 2010.

Adopted in fiscal 2010

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We adopted this new standard on September 1, 2009, and its adoption had no material effect on our consolidated financial statements.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. We adopted these amendments on September 1, 2009, and their adoption had no significant impact on our consolidated financial statements.

To be adopted after fiscal 2010

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after September 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. We have not yet determined the impact that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should we decide to adopt one of these three new sections earlier, we must adopt all three on the same date.

In February 2008, the Canadian Accounting Standards Board announced that the use of International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB) will be required for fiscal years beginning January 1, 2011, for publicly accountable profit-oriented enterprises. Accordingly, we will adopt these new standards during our fiscal year beginning on September 1, 2011. The IASB has also stated that during the transition period, companies will be required to provide comparative data for the previous year established under IFRS. IFRS issued by the IASB require the submission of additional information in the financial statements and, although the conceptual framework of IFRS is similar to Canadian GAAP, companies must take into account differences in accounting principles. We are currently evaluating the impact of adopting these new standards on our consolidated financial statements. In fact, we have completed the diagnostic phase to assess and scope the significant differences between existing Canadian GAAP and IFRS and the impact on our consolidated financial statements. Following the diagnostic phase, we have begun a detailed analysis of the accounting policies impacted by the adoption of IFRS, which is expected to be completed throughout fiscal 2010. Some transitional options permitted under IFRS are currently under analysis. A summary analysis indicates that in most cases, we would opt for a prospective application when the choice is available. The changeover to IFRS may result in changes to our accounting and internal control systems.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the three months ended November 30, 2008 and 2009, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 13 to our interim consolidated financial statements. Our principal measurement currency is the Canadian dollar, although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended November 30,		Three months ended November 30,

	2009	2008	2009	2008
	(unaudited)		(unaudited)
Consolidated statements of earnings data:
Sales	$45,560	$46,363	100.0%	100.0%
Cost of sales (1)	16,438	17,480	36.1	37.7
Gross margin	29,122	28,883	63.9	62.3
Operating expenses
Selling and administrative	15,361	17,091	33.7	36.9
Net research and development	8,273	7,221	18.2	15.6
Amortization of property, plant and equipment	1,291	1,159	2.8	2.5
Amortization of intangible assets	1,469	1,319	3.2	2.8
Total operating expenses	26,394	26,790	57.9	57.8
Earnings from operations	2,728	2,093	6.0	4.5
Interest income (expense)	(42)	466	(0.1)	1.0
Foreign exchange gain (loss)	(1,109)	4,568	(2.4)	9.9
Earnings before income taxes	1,577	7,127	3.5	15.4
Income taxes
Current	87	(61)	0.2	(0.1)
Future	1,156	1,901	2.6	4.1
	1,243	1,840	2.8	4.0
Net earnings for the period	$334	$5,287	0.7%	11.4%

Basic and diluted net earnings per share	$0.01	$0.08

Segment information:
Sales:
Telecom Division	$40,292	$41,159	88.4%	88.8%
Life Sciences and Industrial Division	5,268	5,204	11.6	11.2
	$45,560	$46,363	100.0%	100.0%

Earnings from operations:
Telecom Division	$2,041	$1,355	4.5%	2.9%
Life Sciences and Industrial Division	687	738	1.5	1.6
	$2,728	$2,093	6.0%	4.5%

Research and development data:
Gross research and development	$9,780	$8,612	21.5%	18.6%
Net research and development	$8,273	$7,221	18.2%	15.6%

(1)	The cost of sales is exclusive of amortization, shown separately.

SALES

For the three months ended November 30, 2009, our global sales decreased 1.7% to $45.6 million from $46.4 million for the same period last year, with an 88%-12% split in favor of our Telecom Division (89%-11% for the same period last year).

Telecom Division

For the three months ended November 30, 2009, our Telecom Division sales reached $40.3 million, 2.1% lower compared to $41.2 million during the same period last year.

The following table summarizes information about sales of our Telecom Division for the three-month periods ended November 30, 2008 and 2009, in thousands of US dollars:

	Three months ended November 30, 2009	Three months ended November 30, 2008	Change in $	Change in %

Telecom Division sales	$40,292	$41,159	$(867)	(2.1)%

Losses (gains) on forward exchange contracts	(67)	211	278

Telecom Division sales, excluding gains/losses on forward exchange contracts	$40,225	$41,370	$(1,145)	(2.8)%

During the second half of fiscal 2009, our telecom sales suffered from the global economic recession and dropped to $31.5 million in the last quarter of the year. However, during the first quarter of fiscal 2010, we benefited from improving economic and market conditions, our strong product offering as well as year-end budget flush-outs from some of our customers; this resulted in a 27.9% increase of our telecom sales compared to the previous quarter as they reached $40.3 million, a decrease of only 2.1% compared to the same period last year, showing a strong recovery for EXFO in the first quarter of fiscal 2010.

Despite the slight decrease in our telecom sales year-over-year, sales of protocol test solutions, buoyed by network capacity upgrades on wireline and wireless networks, increased in the first quarter of fiscal 2010 compared to the same period last year and represented more than 35% of our telecom sales, compared to more than 30% during the same period last year; this made this business unit our fastest growing during that period.

On the other hand, sales of optical and copper-access test solutions decreased during the first quarter of fiscal 2010, compared to the same period last year. Our optical and our copper-access businesses were more affected by the difficult market conditions of the last few quarters, as many network operators delayed capital-intensive deployment decisions on FTTx rollouts and capacity expansion, opting to increase speed rather than digging trenches to add new fiber-optic cables. However, during the first quarter of fiscal 2010, sales of our optical and copper-access test solutions increased compared to the previous quarter, as network operators restarted investing worldwide in capital- intensive deployments on the basis of the current recovery in the telecom market.

No customer accounted for more than 10% of our telecom sales in the first quarter of fiscal 2009 and 2010.

Life Sciences and Industrial Division

For the three months ended November 30, 2009, our Life Sciences and Industrial Division sales slightly increased 1.2% to $5.3 million from $5.2 million for the same period last year, and increased 5.4% from the previous quarter. In the first quarter of fiscal 2010, this Division benefited from improving market conditions.

A significant portion of sales of that division are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. Moreover, a significant part of our product offering is related to manufacturing applications of consumer goods, which have been more susceptible to the state of the global economy.

Net bookings

Overall, for the two divisions, we reported very strong bookings with net accepted orders of $52.2 million in the first quarter of fiscal 2010, almost flat compared to record-high bookings of $52.3 million for the same period last year, for a book-to-bill ratio of 1.14.

As explained earlier, during the first quarter of fiscal 2010, we benefited from improving economic and market conditions, from our strong product offering as well as year-end budget flush-outs from some of our customers; this resulted in a 28.2% increase of our global bookings compared to the previous quarter, and a very slight 0.3% decrease compared to the same period last year, showing a strong recovery for EXFO in the first quarter of fiscal 2010. It should be noted that net bookings in the first quarter of fiscal 2009 included a major order of up to $4 million from a Tier-1 wireless operator in North America for our converged service assurance solution. We did not have such a single order in the first quarter of fiscal 2010.

Geographic distribution

In the first quarter of fiscal 2010, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) respectively accounted for 59%, 25% and 16% of global sales, compared to 56%, 27% and 17%, respectively for the same period last year.

In the first quarter of fiscal 2010, we reported a slight year-over-year sales increase (in dollars) in the Americas while we reported sales decreases (in dollars) in EMEA and APAC. In fact, sales to the Americas increased 1.7% year-over-year while sales to EMEA and APAC respectively decreased 8.4% and 2.8%; this resulted in a lower percentage of sales coming from international markets during the first quarter of fiscal 2010 compared to the same period last year. We believe that the first signs of the economic recovery have been seen in United States and Canada compared to the rest of the world.

In the Americas, the increase in sales in the first quarter of fiscal 2010, compared to the same period last year, comes from Canada and the United States, where we posted sales growth of 17.9% and 2.1% respectively. In Latin America, we posted a year-over-year sales decrease of 21.2%. During the first quarter of fiscal 2010, we made progress in Canada and the United States thanks to our protocol test solutions, especially our service assurance business, which reported a significant year-over-year increase. Also, sales to our top customer, who is located in the United States, increased in the first quarter of fiscal 2010 compared to the same period last year, which contributed to increasing our sales to the Americas year-over-year. Finally, sales to Latin America fluctuate depending on the timing and scope of our customers’ projects. However, although sales to Latin America decreased year-over-year, they significantly improved from the previous quarter as we benefited from an improving telecom market environment in this area.

In the EMEA market, our sales decreased 8.4% in the first quarter of fiscal 2010 compared to the same period last year. In fact, since the last few quarters, due to the impact of the global economic recession, we have been witnessing caution from many of our customers in EMEA with their fiscal year budgets (calendar 2009). Many tier-1 carriers in EMEA have postponed or significantly reduced their spending. Although we saw some improvement in market conditions during the first quarter of fiscal 2010, there is still a delay and a change in spending patterns from our customers. However, we expect that investments in next-generation access and transport networks will not be affected in the long-term, and we are positioning ourselves to capitalize on that, with the recent additions to our product portfolio and sales strategy.

In the APAC market, sales decreased 2.8% year-over-year during the first quarter of fiscal 2010. Despite the negative impact of the global economic recession on our sales to the APAC market over the last few quarters, sales to this market in the first quarter of fiscal 2010 were almost flat compared to the same period last year. As explained above, we benefited from improving market conditions worldwide during the first quarter of fiscal 2010, which had a positive impact on sales to the APAC market during that period. We are committed to carrying out our strategy to increase our market share with products and solutions developed and targeted for this important market, as well as to expand our market presence.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In the first quarter of fiscal 2010, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 10.9% of our global sales. In the corresponding period last year, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 10.4% of our global sales.

GROSS MARGIN

Gross margin reached 63.9% of sales for the three months ended November 30, 2009, compared to 62.3% for the same period last year.

In the first quarter of fiscal 2010, gross margin reached its highest level since the second quarter of fiscal 2001. The increase in our gross margin in the first quarter of fiscal 2010, compared to the same period last year, can be explained by the following factors.

First, in the first quarter of fiscal 2010, our gross margin was positively affected by the shift in product mix year-over-year in favor of our protocol test solutions, including those of our service assurance business and maintenance contracts, as these products and services have better margins than our other test solutions, especially our optical ones.

In addition, a larger portion of our sales came from products manufactured in our facilities in China; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin year-over-year.

Finally, during the first quarter of fiscal 2010, there has been a shift in the geographic distribution of our sales in favor of the Americas compared to EMEA and APAC, which resulted in an improvement in our gross margin year-over-year; sales made to the Americas tend to deliver better margins than those made in EMEA and APAC, as they are mostly done directly with the end-customers instead of being made through distribution channels.

Considering the expected sales growth in fiscal 2010, the expected increase in sales of protocol products, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the operations of our manufacturing facilities in China and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, may have a negative impact on our gross margin in fiscal 2010 and beyond.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended November 30, 2009, selling and administrative expenses were $15.4 million, or 33.7% of sales, compared to $17.1 million, or 36.9% of sales for the same period last year.

Given the restructuring actions taken in the last quarter of fiscal 2009 to reduce our costs, we have been able to reduce our selling and administrative expenses during the first quarter of fiscal 2010 compared to the same period last year. Also, given that current economic conditions are still challenging, we have been prudent and applied tight control over our selling and administrative costs. This resulted in lower expenses year-over-year. It should be noted that during the first quarter of fiscal 2009, we had intensified our sales and marketing activities, which resulted in higher sales and marketing expenditures during that period.

However, during the first quarter of fiscal 2010, the substantial increase in the average value of the Canadian dollar compared to the US dollar had a significant negative impact on our selling and administrative expenses, since a significant portion of these expenses are denominated in Canadian dollars and we report our results in US dollars.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, we expect our selling and administrative expenses to increase in dollars and range between 33% and 35% of sales. In particular, in fiscal 2010, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement, monitoring and service assurance space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as a large portion of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended November 30, 2009, gross research and development expenses totaled $9.8 million, or 21.5% of sales, compared to $8.6 million, or 18.6% of sales for the same period last year.

During the first quarter of fiscal 2010, the significant increase in the average value of the Canadian dollar compared to the US dollar had a substantial negative effect on our gross research and development expenses as a large portion of these expenses are denominated in Canadian dollars.

In addition, we intensified our research and development activities, namely in our software development center in Pune, India and in our service assurance business development center, which resulted in increased gross research and development expenses in the first quarter of fiscal 2010, compared to the same period last year.

Tax credits

For the three months ended November 30, 2009, tax credits from the Canadian federal and provincial governments for research and development activities were $1.5 million, or 15.4% of gross research and development expenses, compared to $1.4 million, or 16.2% of gross research and development expenses for the same period last year.

All our research and development tax credits are denominated in Canadian dollars. The significant increase in the average value of the Canadian dollar versus the US dollar during the first quarter of fiscal 2010, compared to the same period last year had a positive impact on these tax credits once expressed in US dollars.

The decrease in research and development tax credits as a percentage of gross research and development expenses in the first quarter of fiscal 2010, compared to the same period last year, is mainly due to the fact that the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than last year because we continued intensifying our activities in our software development center in India as well as in our service assurance development center, which is located in the United States. Our research and development activities conducted outside Canada do not entitle us to tax credits.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, we expect our research and development expenses to increase in dollars, and range between 15% and 17% of sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world, namely through our software development center in Pune, India. Finally, any increase in the strength of the Canadian dollar in the upcoming quarters would also cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

INTEREST INCOME (EXPENSE)

Our interest income (expense) mainly resulted from our short-term investments, less interests and bank charges. For the three months ended November 30, 2009, the net interest expense amounted to $42,000, compared to net interest income of $466,000 for the same period last year.

The decrease in interest income in the first quarter of fiscal 2010, compared to the same period last year, is mainly due to the decrease of our cash and short-term investments following the cash payment of $26.4 million for the redemption of share capital over the last 12 months, in accordance with our share buy-back programs as well as the general reduction in interest rates year-over-year.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

For the three months ended November 30, 2009, the foreign exchange loss amounted to $1.1 million compared to a foreign exchange gain of $4.6 million for the same period last year.

During the first quarter of fiscal 2010, the value of the Canadian dollar increased versus the US dollar, compared to the previous quarter, which resulted in a significant foreign exchange loss during that period. In fact, the period-end value of the Canadian dollar increased 3.7% to CA$1.0574 = US$1.00 in the first quarter of fiscal 2010, compared to CA$1.0967 = US$1.00 at the end of the previous quarter.

On the other hand, during the first quarter of fiscal 2009, the value of the Canadian dollar significantly and rapidly decreased versus the US dollar compared to the previous quarter, which resulted in a record-high foreign exchange gain during that period. In fact, the period-end value of the Canadian dollar decreased 14.1% to CA$1.2372 = US$1.00 in the first quarter of fiscal 2009, compared to CA$1.0626 = US$1.00 at the end of the previous quarter. This represented the largest quarterly change in the value of the Canadian dollar compared to the US dollar in our history.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the significant increase in the average value of the Canadian dollar in the first quarter of fiscal 2010, compared to the same period last year, resulted in a significant and negative impact on our financial results. In fact, the average value of the Canadian dollar in the first quarter of fiscal 2010 was CA$1.0643 = US$1.00 versus CA$1.1501 = US$1.00 for the same period last year, representing an increase of 8.1% in the average value of the Canadian dollar versus the US dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended November 30, 2009, our income tax expense totaled $1.2 million compared to $1.8 million for the same period last year.

For the three months ended November 30, 2009, we reported income tax expenses of $1.2 million on earnings before income taxes of $1.6 million, for an effective income tax rate of 78.8%. Our combined Canadian and provincial statutory tax rate is 31%. This situation mainly results from the fact that a significant portion of our foreign exchange loss is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-deductible. In addition, we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate.

For the three months ended November 30, 2008, we reported income tax expenses of $1.8 million on earnings before income taxes of $7.1 million, for an effective income tax rate of 25.8%. Our combined Canadian and provincial statutory tax rate was 31%. This situation mainly results from the fact that a significant portion of our foreign exchange gain is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-taxable. On the other hand, we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate.

Please refer to note 10 to our interim consolidated financial statements for details on income taxes and a full reconciliation of the income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at November 30, 2009, cash and short-term investments totaled $68.0 million, while our working capital was at $116.6 million. Our cash and short-term investments decreased $1.7 million in the first quarter of fiscal 2010, compared to the previous quarter, mainly due to the cash flows used by operating activities in the amount of $2.6 million and the cash payments of $1.3 million for the purchase of capital assets. On the other hand, we recorded an unrealized foreign exchange gain on our cash and short-term investments of $2.2 million. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of commercial paper issued by 9 (11 as at August 31, 2009) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk, and none of them represent asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions and our share repurchase program.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.6 million for working capital and other general corporate purposes and unused lines of credit of $15.8 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $2.6 million for the three months ended November 30, 2009, compared to $2.7 million for the same period last year.

Cash flows used by operating activities in the first quarter of fiscal 2010 were mainly attributable to the net earnings after items not affecting cash of $4.9 million, offset by the negative net change in non-cash operating items of $7.5 million; this was mainly due to the negative effect on cash of the increase of $4.1 million in our accounts receivable (increase and timing of sales), the increase of $1.5 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered), the increase of $2.4 million in our inventories, to sustain increased sales activities and the increase of $605,000 in prepaid expenses (IT maintenance). However, accounts payable and accrued liabilities increased $1.1 million due to timing of purchases and payments during the quarter.

Cash flows used by operating activities in the first quarter of fiscal 2009 were mainly attributable to the net earnings after items not affecting cash of $7.3 million, offset by the negative net change in non-cash operating items of $10.0 million; this was mainly due to the negative effect on cash of the increase of $7.3 million in our accounts receivable (timing of sales, as sales mainly occurred at the end of the quarter), the increase of $696,000 in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered), the increase of $542,000 in our prepaid expenses (fees paid for the substantial issuer bid), and the decrease of $1.1 million in our accounts payable and accrued liabilities, mainly due to the timing of purchases and payments during the quarter.

Investing activities

Cash flows provided by investing activities were $1.0 million for the three months ended November 30, 2009, compared to $3.0 million for the same period last year. In the first quarter of fiscal 2010, we disposed (net of acquisitions) of $2.3 million worth of short-term investments but paid $1.3 million for the purchase of capital assets.

For the corresponding period last year, we disposed (net of acquisitions) $4.5 million worth of short-term investments but paid $1.5 million for the purchase of capital assets.

Financing activities

Cash flows used by financing activities were $14,000 for the three months ended November 30, 2009, compared to $421,000 for the same period last year. During the first quarter of fiscal 2010, we redeemed share capital for $14,000 pursuant to our normal course issuer bid program. During the corresponding period last year, we paid $447,000 for the redemption of share capital under our normal course issuer bid program and received $26,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at November 30, 2009, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2009 to August 2010	$24,000,000	1.1005
September 2010 to August 2011	21,500,000	1.1047
September 2011	1,000,000	1.1278
Total	$46,500,000	1.1030

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $530,000 as at August 31, 2009 and $2.0 million as at November 30, 2009, following the increase in the value of the Canadian dollar compared to the US dollar during the quarter.

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. EXFO's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the period ended November 30, 2009 to be immaterial.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at January 12, 2010, EXFO had 36,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,757,001 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 3,281,878 as at November 30, 2009. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 30, 2009:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	11%	$9.05
Board of Directors (four individuals)	148,807	9	6.19
Management and Corporate Officers (eight individuals)	212,139	13	14.49

	540,588	33%	$10.40

Restricted Share Units	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	205,019	13%
Management and Corporate Officers (eleven individuals)	577,372	38

	782,391	51%

Deferred Share Units	Number	% of issued and outstanding

Board of Directors (five individuals)	121,341	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at November 30, 2009, our off-balance sheet arrangements consisted of letters of guarantee. As at November 30, 2009, our letters of guarantee amounted to $5.6 million; these letters of guarantee expire at various dates through fiscal 2016. From this amount, we had $1.2 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency). This line of credit was unused as at November 30, 2009.

VARIABLE INTEREST ENTITY

As of November 30, 2009, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars and due to the fact that a significant portion of our operational costs are incurred in Canadian dollars. These risks are partially hedged by operating expenses denominated in US dollars and forward exchange contracts. Any increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry and by the global economic recession in 2009. This recession affected our key geographic regions or markets, and we experienced and may continue to experience a material adverse impact on our business, operating results and financial conditions.

Also, risks and uncertainties related to the telecommunications test, measurement, monitoring and service assurance industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, which requires certain actions, such as the operation of our manufacturing facilities in China and software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in China and India.

Also, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

The current economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-GAAP FINANCIAL MEASURE

We provide a non-GAAP financial measure (EBITDA*) as supplemental information regarding our operational performance. We use EBITDA for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. This measure also helps us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings, in thousands of US dollars:

	Three months ended November 30,
	2009	2008

GAAP net earnings for the period	$334	$5,287

Add (deduct):

Amortization of property, plant and equipment	1,291	1,159
Amortization of intangible assets	1,469	1,319
Interest (income) expense	42	(466)
Income taxes	1,243	1,840

EBITDA for the period	$4,379	$9,139

EDITDA in percentage of sales	9.6%	19.7%

*	EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment and amortization of intangible assets.